UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Graze, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11982

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6700 Pinecrest Drive, Suite 400 Plano, TX	75204
(Address of principal executive offices)	(Zip Code)

(310) 310-2410
Registrant’s telephone number, including area code

Series A Preferred Stock and Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Graze”, “we,” “us,” “our,” or the “company” mean Graze, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

Company History

Graze was incorporated on December 4, 2017 when the team saw the need for a robotic lawnmower solution for the commercial landscaping industry that is still being overlooked. At the time, the only robotic lawnmower solutions on the market were small, semi-autonomous mowers for small residential-sized lawns. Small, residential options are not suitable for commercial applications due to their reliance on above or below ground wires and/or beacons for the machine to move around safely. Put simply, the dynamic nature and unit economics of commercial job sites do not allow for small robotic solutions that require a planned infrastructure for navigation. In other words, commercial job site requirements preclude the use of a small mower that “bounces” back and forth in multiple directions inside of a virtual fenced-in lawn.

Instead, Graze has sought out customers that require consistent, parallel lines mowed that promote the health of the lawn and desirable aesthetics, with a focus on the commercial market – specifically, airports, solar fields and golf courses. The company launched a pilot program with Dallas-Fort Work International Airport and Cincinnati Kentucky International Airport in 2023. After successfully piloting the equipment, the company is taking the product to market in 2024 through solar fields and airports and has successfully pre-sold production units    through our website.

Significant business activities occurred in 2023 and 2024 that are not reflected in the financial statements included in this report. As of December 31, 2022, the company had not commenced planned principal operations nor generated revenue. The company’s activities since inception consisted of formation activities, product development efforts, and preparations to raise capital.

In 2023, the company brought on its new CEO, Logan Fahey. Logan is a seasoned executed in the green industry having led a number of companies, including most recently leading Robin Autopilot (a Husqvarna Venture) as CEO and President. Prior to Robin, Logan led a Landmark Lawn and Garden Supply. Logan oversees the strategic direction of the product development team, which is comprised of a number of mechanical, electrical, and systems engineers from Vebu Labs. With Logan leading the way, the Graze team has continued to build multiple prototypes and integrated a robust sensor package focused on safety and navigation.

Product Overview

Graze’s primary product is an electric, fully autonomous, lawn mower for the commercial landscaping industry. To make the product safe and fully autonomous, the team integrated a robust sensors package that includes LiDAR, inertial measurement units (IMU), cameras, GPS, and odometry sensors. When combined, these sensors allow our product to operate safely, efficiently, mow straight lines consistently, plan paths, avoid obstacles, provide visual inspection, and collect data. The Graze mower’s key features include a 60” mow deck, 40kwh BMS, and up to 7mph range. The mower is 100% electric, safe, extremely smart, and ready to ship.

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Some of the characteristics of our product were developed in a partnership with Mainscape, a national landscape services company. The partnership with Mainscape gave the company insight into the features demanded by our potential customers. While we no longer have a partnership with Mainscape, Mainscape has pre-ordered a Graze unit for which it is awaiting delivery.

Electric: Most existing commercial landscaping companies operate gasoline-powered motors that are environmentally unfriendly. By contrast, Graze’s electric mower uses rechargeable batteries which have a much lower environmental impact as compared to gas. In fact, according to the California EPA, one gas mower emits the equivalent emissions as 40 cars on the road on an hourly basis.

Electric lawn mowers are not only better from an emissions standpoint, but they also require less support and maintenance. No internal combustion engine means: no spark plugs to clean or change; no engine oil or filters to change; and, no hydraulics, no belts, no pulleys, no clutches, and no air filters to manage. A 100% electric mower means Graze customers should simply have to sharpen blades and grease wheels to maintain a working fleet.

Graze mowers will be deployed to work sites via a trailer, which will be used for transportation and storage. Eventually, these trailers will be outfitted with solar panels to assist in charging the mowers’ batteries. As a result, we expect Graze mowers to be able to operate 24/7, day and night. The absence of a combustion engine will also reduce noise pollution.

With Graze electric, driverless machines, future customers will enjoy lower operational costs, a reduced carbon footprint, and ability to operate 24/7 quietly and seamless in densely populated environments. Finally, the Graze mowers return grass clippings back into the soil in a process called mulching, which leads to conservation of soil moisture, improved fertility and health of the soil, reduced weed growth, and enhanced visual appeal of the area.

Safe: There are hundreds of accidents per year in the commercial landscaping industry and unsafe mowing situations can result in bodily harm or worse. With built in sensors and computer vision, our mower will potentially be the safest on the market. Our engineers have designed and integrated a robust safety system into this product comprising both hardware and software solutions. We’ve built-in emergency cut-off buttons located on the product and on remote control devices held by the crew’s manager, and also have smart sensors integrated to detect and avoid obstacles. For example, by utilizing LIDAR and computer vision the mower will know if a human or animal comes within 5 feet of the mower so that it can immediately pause and turn off its blades. Additionally, we believe the most effective tools for safety are the ones that are intuitive - for good measure, we are working on adding an audio command emergency cut-off switch, so that a nearby human can turn off the product with minimal effort.

Smart: Artificial intelligence and machine learning are often misapplied terms. Not in this case. Graze software captures immense and continuous data that is stored, sorted, and fed back into our machine learning algorithms to ensure improved precision, efficiency, and safety. With our future commercialized version, we will be able to track and plan around weather data, detect and defend against turf and plant diseases, plan and optimize cutting routes, and provide data and analytics to the landscaping industry.

Market

Landscaping services in the United States alone has a market value of over $130 billion in 2023 with a trailing 5-year compound annual growth rate (CAGR) of over 5%, according to data between 2016 and 2021. Data from market research firm Statistics Market Research Consulting suggests the global landscaping and gardening market is poised to grow at a CAGR of 7% through at least 2024, indicating the industry could grow to $140 billion domestically at that time. With a fairly even split in the industry between the commercial and residential segments, commercial landscaping, Graze’s target industry, has the opportunity to reach $70 billion. This is good news for Graze: as the commercial landscaping services industry grows, so does its core offering of lawn mowing.

Lawn mowing is a core component of almost all commercial landscaping businesses. Survey data shows that as much as 46% of gross revenue is derived from mowing services, making commercial lawn mowing a $23 billion per year industry with the opportunity to grow to $32 billion in the United States in 2024.

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As the demand for mowing services increases, so too will the demand from those service providers for mowing equipment. Over the past five years the commercial lawn mower market has experienced steady growth, and that trajectory is expected to continue.  Today, the global commercial lawn mower market exceeds $5 billion, with 40% of demand ($2.1 billion) coming from the US market. These markets are expected to grow at a 5% CAGR approaching $7 billion and $3 billion, respectively, by 2024. More bullish projections suggest, due in large part to factors mentioned below, the domestic commercial lawn mower market could surpass $4 billion by 2024.

The majority of these markets, both residential and commercial, are concentrated across a few major players, including John Deere, Honda Motor Company, Husqvarna, the Toro Company, and Kubota. Commercial mowers are one of the fastest growing categories of garden equipment and are growing in popularity outside of the United States.

Most of the growth in this market can be attributed to the following:

Nature-scaping: The consumer demand for housing allows people and nature to coexist with landscaping.
Demand for greenery in urban settings: The development of sustainable cities, which include introducing more greenery among traditionally urban settings, has increased the demand for mowers that are smaller, easier to operate, and quieter.
Developing markets: growing demand from developing countries, particularly from governmental agencies in Asia Pacific, where the desire to be more sustainable has increased over the past few years.
Growing do-it-for-me (DIFM) market: increasing income levels and an aging population have resulted in the DIFM market outpacing the do-it-yourself (DIY) market, increasing the demand for professional landscaping and mowing services.

The combination of increased demand for commercial landscaping and increasing emissions regulations on non-road vehicles (to include commercial lawn mowers) has led to an increased focus on developing more sustainable mowers. This includes producing equipment that is more efficient, less pollutive, and easier to operate, thereby reducing both operational cost and environmental impact. Many of the companies listed above have joined the electric revolution but have been focused on the residential market. Research suggests that commercial users will be quick to adopt new electric technology once products in the market have proven to be able to match the performance of gas-powered mowers while driving down operating costs.

By partnering with industry leaders to ensure our mowers meet performance and cost-cutting requirements, Graze is ready to take its cut of a commercial lawn mower market that is large, growing, and ripe for innovation.

Design and Development

We are currently developing a version of the Graze mower that is ready for commercial sale, which will focus on the features most important to our potential customers: safety, quality mowing, and self-navigation. Graze is in negotiations to partner with BYD    Global, one of the largest electric car and bus manufacturers in the World to manufacture Graze units, this provides a unique competitive advantage on both cost and battery efficiency. Graze is initially going to market with (25) production units and plans to scale up production at the end of 2024 and into 2025.

·	Hardware – We’ve finalized the design of our zero-turn chassis and 60” mow-deck, including a low form factor to avoid overhead obstacles and maintenance-free, airless radial tires that eliminate the risk of flats.

·	Obstacle Detection and Safety – After completing the software infrastructure development of our computer vision system, we’ve trained our machine learning algorithms in simulation and in real world field testing to meet our demanding safety standards. The system also successfully detects obstacles such as trees or rocks. Using the same sensors, our software is learning to guide Graze to mow within 12” to 24” around the obstacles. We anticipate significant progress in training our machine learning algorithms during our commercial pilot programs.

·	Navigation – Our advanced sensor suite, including LiDAR, GPS, and stereo video, allows for precise localization of the Graze mower at the customer site, and exacting navigation for aesthetically pleasing straight mow lines. During our pilot program, we will continue to refine our navigation systems to optimize performance and safety.

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·	Charging – Our integrated rechargeable battery technology powers Graze for up to eight hours per charge, allowing for 20-30 acres mowed per charge, depending on variables such as the terrain and vegetation type. We’ll prove out our battery performance over weeks of mowing at customer sites during our pilot programs.

Manufacturing

We’ve focused on building our first commercially viable mowers in-house, and plan on leveraging our potential deal with BYD to meet medium-term and long-term demand as we scale. As we successfully deployed our first commercially viable units in 2021 and 2022 during our pilot programs, we will shift more resources toward design for manufacture and cost optimization.

Initial pre-production volumes, roughly on the pre-order of 17 units, will be produced in small batches internally. This will allow Graze to rapidly address any issues that may arise and help ensure the best early customer experience and smooth ramp-up for the contract manufacturing. Once released for production, demand will be met by a combination of the output from BYD along with our own internal production lines. This will allow Graze to focus on automation and quality programs without restricting production volumes. Contract production will increase, and in time, be the sole source of Graze products.

Sales & Marketing

We believe our mower will resonate with existing commercial landscaping companies because of how it streamlines a number of operational complexities with existing commercial grade mowers, such as labor, retention, training, and safety. Mowing has largely become a commodity where jobs are often awarded based on price only. In fact, landscaping companies often underbid their mowing services and depend on winning the higher margin jobs such as pruning, hedging and pre-fertigation. Instead of a typical 5-10% margin on mowing, we believe our product can increase the margins of commercial lawn mowing to upwards of 40-50%. Furthermore, without the need for additional laborers, these companies will not have the built-in headaches brought on by the labor shortage in the US. If we can prove its value with our commercial pilot partners and additional early customers, we believe other commercial landscaping companies will follow suit.

Competition

We define the autonomous commercial lawn mowing space to be products with mow decks greater than 42”, and autonomy systems that do not require physical wires or beacons to define the mowing perimeter. We face competition from large, well-known companies in the lawn mower manufacturing industry such as John Deere, Husqvarna, Toro, Wright, etc. who could potentially enter this market with their own autonomous commercial lawn mower, or by acquiring or partnering with autonomous commercial lawnmowing companies. We have seen two examples of this dynamic in the market so far: Wright Manufacturing’s partnership with software company Greenzie, and Toro’s acquisition of Left Hand Robotics. Both of these are traditional gas-powered, large form factor mowers with limited commercial deployments that we are aware of.

In the first case, Greenzie provides autonomy software and off-the-shelf sensors to retrofit Wright’s traditional gas-powered ride-on mowers. We find this model to be limiting as Greenzie is currently dependent on Wright’s gas-powered hardware, while there is no public indication that Wright is building an electric mower, or a new hardware form factor to optimize the benefits of a fully autonomous lawn mower and sensor package. Wright/Greenzie claims to have deployed a limited number of their mowers in small-fleet pilot programs. Greenzie could pursue other partnerships with electric commercial mowing manufacturers, such as Meangreen, however we are not aware of any at the time of filing. In the second case, Left Hand Robotics, acquired by Toro, builds its own software and hardware, however their hardware was originally built as a snowblower, with modifications in 2020 to mow lawns. Their system is gas-powered and has the largest form factor that we are aware of in the market, which limits its ability to avoid obstacles, make tight turns, and is probably too large to fit on the trailers used by most landscaping companies. We are not aware of any current commercial or protype deployments of the Toro/Left Hand Robotics system.

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We also face competition from early-stage technology companies building electric autonomous commercial lawn mowers. For the size of the potential market, we are surprised that there are only two companies that we are aware of: Scythe Robotics and Renu Robotics. Scythe came out of stealth mode in 2021 with an electric autonomous lawn mower with a larger form factor, limiting its ability to avoid obstacles, make very tight turns, and probably precludes some potential use cases, such as mowing solar farms. Scythe claims to be running small scale pilot programs with a few landscaping companies. We believe Graze is at a similar stage of product development to Scythe, however Graze has publicly demonstrated market traction with over $30m in potential revenue from LOIs, while Scythe is publicly accepting pre-orders without any announcement as to value of their potential revenue. Renu Robotics is an electric autonomous commercial lawn mower built specifically for vegetation management at solar farms and other energy facilities. Renu has a few unique technologies for their chosen use case, including an enclosed charging station designed to be installed at solar farms, and a very low form factor to navigate underneath solar panels. However, Renu’s strategy limits their market to a niche space, and it’s not clear that Renu’s mower can tackle landscaping use cases requiring higher aesthetic standards, such as golf courses. We are not aware of any prototype or pilot deployments of the Renu mower, nor any commercial availability.

Lastly, Electric Sheep came out of stealth in 2021, providing retrofit hardware and software it claims can be attached to any commercial lawn mower to make it autonomous with minimal training or integration challenges. They also claim to be currently running their first pilot program. Given the challenges of retrofitting autonomy technology on existing vehicles, demonstrated by the Wright/Greenzie partnership which uses a fully integrated approach, we are skeptical Electric Sheep will be successful without an existing lawnmowing industry leader partnership to integrate their technology.

Customers

At present, Graze has focused its efforts on airports, golf courses and solar fields. The company has entered into a lease agreement with the following entity (with the form of agreement included as Exhibit 6.1):

RWE Alternative Energy entered into a 12 month lease to rent a Graze 60 inch autonomous mower for $5,000 a month.

The company has conducted pilot programs and is in negotiations to lease Graze mowers to the following entities:

Dallas-Fort Worth Internation Airport

Cincinnati Kentucky International Airport

RN8 Energy

Employees

The Company currently has 10 full-time staff members, led by Logan Fahey. Graze also relies on part time contractors for a variety of functions, including marketing, business development, and finance. As we raise more capital, we plan to expand our engineering team to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production.

THE COMPANY’S PROPERTY

The company currently has a 64 month lease for roughly 5,298 square feet of research and development space in Plano, Texas that will commence on April 1, 2024, and intends to make Plano the long-term headquarters of the company. Graze will receive a $100,000 grant from the City of Plano after build-out of the space. In addition, the company occupies space at Vebu Labs, Inc. (f/k/a Wavemaker Labs) at 1661 E. Franklin Ave., El Segundo, California 90245.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this filing. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

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Operating Results – Fiscal Years Ended December 31, 2021, and 2022

Through fiscal years ended December 31, 2022, the company was still in an early stage of development and had not yet generated revenue. Nevertheless, the Company continues to attract attention in the market. The company continues to spend a majority of capital on R&D resources, as the company focuses on getting the robotic units into full scale production. As the company moves into production, our R&D costs will remain consistent in order to support the product, but most spend will be focused on the go-to-market plan, scaling up production and building out a support and account management team to support paid for units. As units are deployed, the company’s net burn will be offset by the recurring revenue hitting the financials.

The company spent $5,519,515 in research and development related expenses in the fiscal year ended December 31, 2022, which represents more than a 20.9% decrease in the same expense category for the fiscal year ended December 31, 2021. The decrease represents a shift in cost efforts from the Company to better market the product through an increase in sales and marketing expenses. Additionally, the company spent $1,287,074 in sales and marketing related expenses in 2022, representing a 202.9% increase from the prior year. These increased expenses were related to the company’s business development, sales, marketing, and fundraising expenses. Finally, the company spent $775,954 in general and administrative costs in 2022, which was more than a 42.1% increase from the prior year. These were primarily due to increased overhead, supplies, and legal, and accounting costs incurred by the company.

Since the end of the period covered by our audited financial statements, the company’s expenses have generally increased, as the company has hired full-time staff and ramped up spending on research and development, this has been part of the company’s plans to move away from 3rd party relationships and rely on its own workforce.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2021, and 2022

As of December 31, 2022, the company’s Cash and Cash Equivalents balance was 61,171. This is compared to ending cash and cash equivalents balance as of December 31, 2021 of $31,045. Over the course of 2022, the company closed on gross proceeds of $5,288,117 in equity financing.

In 2022, the company executed Regulation A offering of common stock in October 2022 for a maximum of 1,056,338 shares at $7.10 per share. As of December 31, 2022, the company issued 29,709 shares of common stock from this offering for a total gross proceeds of $214,634, including a holdback of $10,452 which is recorded under subscription receivable in balance sheets. The company incurred offering costs of $5,579 in 2022 related to this offering.

In 2022, the company completed a Regulation A offering of Series A Preferred Stock initiated in 2021. Under this offering, the company issued an aggregate of 846,016 shares of Series A Preferred Stock in 2022, including 473 shares issued to StartEngine as broker compensation, for total gross proceeds of $5,023,481 or $5.80 per share. The company incurred $285,627 in offering costs pertaining to this offering, including a holdback of $1,733 as of December 31, 2022 and included in subscription receivable on the balance sheet.

As a result of the transaction, 552,767 shares of Class F were converted into 276,384 shares of Series A-1 Preferred Stock that was effected in the 4th quarter of 2023 following stockholder approval of our Amended and Restated Certificte of Incorporation.

In 2022, the company issued 8,621 shares of Series A Preferred Stock for proceeds of $50,002.

The company had accounted for and disclosed in its previously issued 2021 financial statements the issuance of 46,552 shares of Series A Preferred Stock and an associated $270,002 of sales and marketing expenses in its 2021 statement of operations. During preparation of its 2022 financial statements, the company discovered that this issuance was instead superseding and replacing a 2020 issuance of 50,000 shares of Series A Preferred Stock, which was recorded in the company’s 2020 financial statements. Therefore, the company has revised its 2021 financial statements in these comparative 2022 and 2021 financial statements to correct such by removing this share issuance and associated non-cash expenses from the 2021 financial statements and replacing such with an adjustment to reduce the 2020 share issuance from 50,000 to 46,552 shares of Series A Preferred Stock in its 2021 activity. This is presented as a (3,448) adjustment in the number of shares in the 2021 statement of changes in stockholders’ equity (deficit) (see Note 3 of Financial Statements).

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In 2021, the company completed a Regulation A offering with StartEngine and initiated another Regulation A offering. Under these offerings, the Company issued an aggregate of 859,250 shares of Series A Preferred Stock for gross proceeds of $4,987,638, or $5.80 per share. The company incurred $1,161,000 in offering costs pertaining to these offerings. The company issued 16,873 shares to StartEngine as broker compensation. As of December 31, 2021, the Company had a subscription receivable of $113,448 pertaining to these offerings, which was charged to additional paid-in capital in 2022 as additional offering costs.

In 2021, the company issued 15,517 shares of shares of Series A Preferred Stock for gross proceeds of $90,000.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 Preferred Stock and 38,953 shares of Class F stock to the company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

As identified above, during the periods covered by the financial statements included in this report, the Company was not generating revenue and required the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

Trend Information

In 2023 and early 2024, the Company pre-sold (17) units, representing in the potential for approximately $1 million in annual recurring   revenue beginning in 2024. Recurring revenue is comprised of the monthly subscription fee for the autonomy software and hardware. The company is actively pre-selling units for 2025, with a goal of pre-selling (500) units – representing a potential annual recurring revenue of $30M.

The company as of today only holds a small amount of venture debt ($370,000) owed to existing investors – the business has no other debt or long-term liabilities. As of February 2024, the business has roughly 3-months’ worth of liquidity, although measures could be put into place to reduce spend and extend runway. In 2023, the business spent a majority of capital on R&D and administrative expenses, with a focus on advancing the product for full-scale production. In addition, the business launched paid pilots and started excepting pre-orders. The business today has the potential for generating over $1.5M in annual revenue from pre-orders, which is projected to start billing mid-2024. Generating revenue is dependent on the production of units for delivery. However, there is no guarantee that this revenue will be generated   . Without raising additional capital, the business would need to significantly reduce costs and likely look at merger and acquisition options. The capital being raised through this round will support the companies go-to-market launch and efforts to generate revenue.

The company released its latest mower version in 2023 and initiated commercial pilot programs in 2023. The major focus of the company’s engineering team is to improve our ability to reliably deploy the Graze mower and complete commercial mowing, which will refine our path to produce and sell commercial units at scale. With this focus on sensor fusion and obstacle avoidance, Graze delayed the production of commercial units to mid-2024.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Logan Fahey	CEO	30	Indefinite, appointed June 2023
Philip Duffy	Chief Operating and Product Officer	53	Indefinite, appointed March 2024

Directors
James Jordan	Director	44	Indefinite, appointed December 2017
Key Employees Ellen Bruno	Chief of Staff	55	Indefinite, appointed July 2023

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James Jordan, Chairman

James has been a Partner at Wavemaker Partners since 2018 and founded Vebu Labs, a corporate venture studio in 2016. Prior to that, James was Manager Partner at early-stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

Logan Fahey, CEO

With experience ranging from running a family office, to social enterprise, to disrupting markets through technology innovation, Logan Fahey has built a unique and successful career as an entrepreneur and visionary. In a variety of roles with for-profit and not-for-profit organizations, Logan has headed effective teams and met ambitious goals through strategic innovation, always with a diligent focus on managing the bottom line.

Logan started his career in 2012 managing the family office for PartsSource, the world’s largest medical parts provider. He also headed the PartsSource foundation and ran the company’s real-estate venture capital program, New Vista Ventures.

Building on relationships developed during his time with Towards Employment (former venture), Logan assembled the board of directors for the Fahey Group, a holdings company that he founded in 2016. Fahey Group’s acquisitions included Landmark Lawn and Garden Supply, a northeast Ohio wholesale supplier and retail center that was in the red.

At Landmark, Logan and the new management team overhauled the business by consolidating its stores, improving its supply chain, reducing costs, expanding net margins, and increasing net income. Landmark’s successes also included launching an e-commerce business that generated $3+ million in increased revenue; recreating its brand for the direct-to-consumer and direct-to-business markets; and selling its locations providing a significant return to shareholders.

The next venture was Robin Autopilot, a robotic lawn care company based in Dallas-Fort Worth. Fahey Group acquired Robin in 2019 as a distressed asset, backed by MTD Holdings (now Stanley Black and Decker). As Robin’s new CEO, Logan hired a new management team and repositioned the company as an RaaS firm with a Software-as-a-Service component (including multi-manufacturer fleet management solutions).

Under Logan’s leadership as Chairman of the Board, President and CEO, Robin has developed a new direct-to-business sales strategy focused on enterprise-level customers including local and federal governments, universities, airports, and corporations. The company has dramatically reduced its costs of software development by utilizing both US and offshore engineering teams. It holds eight hardware-related patents and has secured several royalty deals.

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Ellen Bruno, Chief of Staff

Ellen Bruno has served as Chief of Staff at Graze, Inc. since July of 2023. In this role she is responsible for leading day-to-day operations and managing overall staffing for the organization. Ellen previously served as Chief Operating Officer, Robin Autopilot Holdings (2019-2023), a robotic lawn care company based in Dallas-Fort Worth. Ellen is a Partner and serves as Chief Operating Officer for The Fahey Group, a holding company formed in 2016, who’s acquisitions included Landmark Lawn and Garden Supply, a northeast Ohio wholesale supplier and retail center.

Philip Duffy, Chief Operating and Product Officer

Phil Duffy is a mission-driven, product strategy leader with a track record for growing tech startups and launching innovative, high-value self-driving, robotic, and generative AI products globally. Prior to joining Graze in March of 2024, Phil was Chief Product Officer at Embodied Inc. (2021-2024) where he played a pivotal role in the launch of a pioneering generative-AI robot that is revolutionizing child development in the education and pediatric healthcare sectors. From 2014-2021 Phil spearheaded product and go-to-market strategies at Brain Corp, orchestrating the company's growth from a 20-person startup to a workforce of 350. Under his guidance, Brain Corp deployed the largest commercial fleet of Autonomous Mobile Robots operating in retail stores, malls, hospitals, and schools worldwide. Phil also brings extensive international experience, having spent 15 years in China overseeing the development and production of over 10 million consumer product units. Phil has an MBA from Boston University, and a Bachelor degree in Design Engineering from the University of Teesside.

Compensation of Directors and Executive Officers

Through December 31, 2022, we compensated our highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
John Vlay	CEO	$200,000	$0	$200,000
James Jordan	Chairman	$0	$0	$0

The Company's former Chief Financial Officer departed as of October 28, 2022. The Company did not incur any compensation expenses during 2021 nor 2022 related to the employment of this former Chief Financial Officer.

The Company’s former Chief Executive Officer, John Vlay departed as of June 26, 2023.

In 2022, the board authorized 382,170 options for Common Stock to the Company’s Chief Executive Officer, John Vlay.

In 2022, the Company increased the annual compensation of Chief Executive Officer John Vlay to $200,000.

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Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	9,375 shares held directly, and 1,750,418 shares held through Future VC, LLC.	N/A	79.59%
Class F Stock	Future VC, LLC	1,750,418 shares held directly	N/A	79.16%
Series A-1	James Jordan	0 shares held directly and 583,472 shares held through Future VC, LLC	N/A	79.16%
Series A-1	Future VC, LLC	583,472 shares held directly	N/A	79.16%
Series A	John Vlay	13,793 shares held directly	N/A	0.005%
Common Stock	John Vlay	0 shares held directly	462,398*	0%
Common Stock	Kevin Morris	0 shares held directly	32,967**	0%

*Forfeited on June 26, 2023 at the time of John Vlay’s Departure.

**15,110 Forfeited on October 27, 2022 at the time of Kevin Morris’ departure, and 17,857 expired on Janruary 25, 2023.

Amounts are as of December 31, 2022. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

All shares of Common Stock were converted into Class F Stock as of October 2019. 25% of the Class F Stock was converted to Series A-1 Preferred Stock as of July 2020.

James Jordan owns 46.64% of Future VC, LLC and therefore 2,333,890 shares of Graze, Inc., which is split into 583,472 shares of Series A-1 Preferred Stock and 1,750,418 shares of Class F Stock.

Stock Incentive Plan

On October 18, 2019, the Company adopted its Stock Incentive Plan, by which 4,658,136 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis. As of December 31, 2022, options to acquire 1,643,026 options for Common Stock have been issued under the plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2022, the company had accounts payable of $90,021 with Vebu Labs, Inc. and $400,000 with Wax, Inc. As of December 31, 2021, the company had accounts payable of $467,764 with Vebu Labs, Inc. and $50,000 with Wax, Inc., respectively.

The company entered into agreements with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the company incurred $6,881,599 of fees under these agreements, including $4,482,582 payable in cash and $2,399,017 for which the company intends to satisfy through the issuance of warrants. During 2021, the company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the company has satisfied through the issuance of warrants   . The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the company in excess of cost incurred by Vebu Labs, Inc. was $3,163,149 and $4,982,550 in 2022 and 2021, respectively, due to the markup on labor and material costs.

In 2022 and 2021, the Company issued 986,093 and 1,486,068 warrants to purchase common stock to Vebu Labs, Inc. pursuant to the agreement as noted above, respectively. The warrants have exercise prices of $0.27 - $0.29 per share.

10

The fair value of the warrants granted in 2022 and 2021 was $152,923 and $220,832, respectively, as determined by the Black-Scholes option pricing model. In 2022, the company recorded accounts payable totaling $2,859,671 pertaining to the fair value of the services incurred, including an excess of $2,706,748 of the fair value of the warrants. Accordingly, $2,859,671 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. In 2021, the company recorded accounts payable totaling $4,309,597 pertaining to the fair value of the services incurred, including an excess of $4,088,765 of the fair value of the warrants. Accordingly, $4,309,597 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, the company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services and services related to its Regulation A offerings. During 2022 and 2021, the company incurred fees from Wax Inc. amounting to $350,000 and $50,000, respectively, which were included in accounts payable, related party in amounts of $400,000 and $50,000 as of December 31, 2022 and 2021, respectively.

Other Information

There is no other information required to be reported on Form 1-U that has not previously been reported.

INDEX TO EXHIBITS

2.1	Fourth Amended and Restated Certificate of Incorporation (1)

2.3	Amended and Restated Bylaws (2)

4.2	Subscription agreement (3)

6.1	Form of Graze Lease Agreement

(1) Filed as an exhibit to the Graze, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11700) and incorporated herein by reference.

(2) Filed as an exhibit to the Graze, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11700) and incorporated herein by reference.

(3) Filed as an exhibit to the Graze, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11700) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ Logan Fahey
Logan Fahey, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
Graze, Inc.
Date: April 15, 2024

By	/s/ James Jordan
James Jordan, Director
Graze, Inc.
Date: April 15, 2024

11

GRAZE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2022 AND 2021

To the Board of Directors of

Graze, Inc.

Santa Monica, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Graze, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $7,593,092 and $7,909,789 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $20,541,396 and had limited liquid assets to satisfy its obligations as they come due with $61,171 of cash and a working capital deficit of $401,715. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

March 13, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

GRAZE, INC.

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$61,171	$31,045
Due from related party	15,450	15,450
Loan receivable, related party	-	342,056
Interest receivable, related party	-	41,874
Subscription receivable	12,185	113,448
Total current assets	88,806	543,873
Property and equipment, net	19,680	-
Total assets	$108,486	$543,873
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$490,021	$517,764
Accounts payable	-	64,063
Deferred revenue	500	500
Loan payable, related party	-	315,607
Interest payable, related party	-	17,651
Total current liabilities	490,521	915,585
Future equity obligations	73,050	-
Total liabilities	563,571	915,585
Commitments and contingencies (Note 12)

Stockholders' equity (deficit):
Series A Preferred stock, $0.0001 par value, 2,830,278 shares authorized, 2,693,124 and 1,838,487 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $15,620,119 and $10,663,226 as of December 31, 2022 and 2021, respectively	269	184
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 736,993 shares issued and outstanding as of both December 31, 2022 and 2021; liquidation preference of $368,497 as of both December 31, 2022 and 2021	74	74
Undesignated Preferred stock, $0.0001 par value, 4,419,722 shares authorized as of December 31, 2022	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,211,070 shares issued and outstanding as of both December 31, 2022 and 2021	221	221
Common stock, $0.0001 par value, 30,000,000 shares authorized, 29,709 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3	-
Additional paid-in capital	20,666,632	12,877,342
Treasury stock	(301,229)	(301,229)
Loan and interest receivable, related parties	(279,659)	-
Accumulated deficit	(20,541,396)	(12,948,304)
Total stockholders' equity (deficit)	(455,085)	(371,712)
Total liabilities and stockholders' equity (deficit)	$108,486	$543,873

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2022	2021
Net revenue	$-	$-
Operating expenses:
Research and development	5,519,515	6,981,267
Sales and marketing	1,287,074	424,883
General and administrative	775,954	545,969
Total operating expenses	7,582,543	7,952,119
Loss from operations	(7,582,543)	(7,952,119)
Other income (expense):
Interest income	46,131	52,054
Other income	842	-
Interest expense	(57,522)	(9,724)
Total other income (expense), net	(10,549)	42,330
Provision for income taxes	-	-
Net loss	$(7,593,092)	$(7,909,789)
Weighted average common shares outstanding - basic and diluted	3,134	-
Net loss per common share - basic and diluted	$(2,423)	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock								Additional		Loan and Interest		Total
	Series A		Series A-1		Class F Stock		Common Stock		Paid-in	Treasury	Receivable,	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Related Parties	Deficit	Equity (Deficit)
Balances at December 31, 2020	950,295	$95	749,977	$75	2,250,023	$225	-	$-	$4,612,874	$-	$-	$(5,038,515)	$(425,246)
Issuance of Series A preferred stock	891,640	89	-	-	-	-	-	-	5,077,550	-	-	-	5,077,639)
Offering costs	-	-	-	-	-	-	-	-	(1,161,000)	-	-	-	(1,161,000)
Series A preferred stock adjustment from 2020 services	(3,448)	-	-	-	-	-	-	-	-	-	-	-	-
Repurchase of shares in settlement of notes receivable and accrued interest receivable	-	-	(12,984)	(1)	(38,953)	(4)	-	-	5	(301,229)	-	-	(301,229)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	4,309,597	-	-	-	4,309,597
Stock compensation expense	-	-	-	-	-	-	-	-	38,316	-	-	-	38,316
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,909,789)	(7,909,789)
Balances at December 31, 2021	1,838,487	184	736,993	74	2,211,070	221	-	-	12,877,342	(301,229)	-	(12,948,304)	(371,712)
Issuance of Series A preferred stock from Regulation A offering	846,016	85	-	-	-	-	-	-	4,911,681	-	-	-	4,911,766
Issuance of Series A preferred stock from subscriptions	8,621	-	-	-	-	-	-	-	50,002	-	-	-	50,002
Issuance of common stock from Regulation A offering	-	-	-	-	-	-	29,709	3	214,631	-	-	-	214,634
Reallocation of loan, and interest to related party, net of repayments	-	-	-	-	-	-	-	-	-	-	(279,659)	-	(279,659)
Offering costs	-	-	-	-	-	-	-	-	(291,206)	-	-	-	(291,206)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	2,859,671	-	-	-	2,859,671
Stock compensation expense	-	-	-	-	-	-	-	-	44,511	-	-	-	44,511
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,593,092)	(7,593,092)
Balances at December 31, 2022	2,693,124	$269	736,993	$74	2,211,070	$221	29,709	$3	$20,666,632	$(301,229)	$(279,659)	$(20,541,396)	$(455,085)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(7,593,092)	$(7,909,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	44,511	38,316
Depreciation and amortization	4,295	-
Changes in operating assets and liabilities:
Interest receivable, related party	21,215	(51,870)
Accounts payable, related party	3,242,985	6,818,785
Accounts payable	(64,063)	(73,875)
Accrued expenses, related party	-	(5,000)
Deferred revenue	-	500
Interest payable, related party	(17,651)	9,660
Net cash used in operating activities	(4,361,800)	(1,173,272)
Cash flows from investing activities:
Issuance of loans to related parties	(5,226,526)	(4,447,500)
Repayments of loans from related parties	4,883,026	3,500
Advance to related party	-	(15,450)
Purchase of property and equipment	(23,975)	-
Net cash used in investing activities	(367,475)	(4,459,450)
Cash flows from financing activities:
Proceeds from related party loans	1,136,622	673,000
Repayments of related party loans	(1,436,729)	(8,620)
Proceeds from issuance of preferred stock	5,073,482	4,964,190
Proceeds from issuance of common stock	204,182	-
Proceeds from future equity obligations	73,050	-
Offering costs	(291,206)	(1,145,999)
Net cash provided by financing activities	4,759,401	4,482,571
Net change in cash and cash equivalents	30,126	(1,150,151)
Cash and cash equivalents at beginning of year	31,045	1,181,196
Cash and cash equivalents at end of year	$61,171	$31,045
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Supplemental disclosure of non-cash financing activities:
Warrants issued from settlement of accounts payable, related party	$2,859,671	$4,309,597
Loans and interest receivable offset to accounts payable, related party	$411,056	$3,691,437
Loans and interest receivable offset to notes and interest payable, related party	$15,500	$851,964
Repurchase of shares in settlement of notes receivable and accrued interest receivable	$-	$301,229
Series A preferred stock subscribed not yet received	$1,733	$-
Common stock subscribed not yet received	$10,452	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.     NATURE OF OPERATIONS

Graze, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.     GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $7,593,092 and $7,909,789 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $20,541,396 and had limited liquid assets to satisfy its obligations as they come due with $61,171 of cash and a working capital deficit of $ 401,715. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Stock Split

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock, as such the conversion ratio of Class F, Series A preferred and Series A-1 preferred has adjusted accordingly. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Revision of 2021 Financial Statements

The Company had accounted for and disclosed in its previously issued 2021 financial statements the issuance of 46,552 shares of Series A preferred stock and an associated $270,002 of sales and marketing expenses in its 2021 statement of operations. During preparation of its 2022 financial statements, the Company discovered that this issuance was instead superseding and replacing a 2020 issuance of 50,000 shares of Series A preferred stock, which was recorded in the Company’s 2020 financial statements. Therefore, the Company has revised its 2021 financial statements in these comparative 2022 and 2021 financial statements to correct such by removing this share issuance and associated non-cash expenses from the 2021 financial statements and replacing such with an adjustment to reduce the 2020 share issuance from 50,000 to 46,552 shares of Series A preferred stock in its 2021 activity. This is presented as a (3,448) adjustment in the number of shares in the 2021 statement of changes in stockholders’ equity (deficit)         (see Note 8).

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, warrants and stock options. The Company bases its estimates on historical experience, known trends and other market -specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized. As of December 31, 2022 and 2021, the Company had $500 in deferred revenue pertaining to a customer deposit.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free- standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock -based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the Company’s property and equipment. The Company’s vehicle is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the year ended December 31, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 are as follows:

	Year Ended
	December 31,
	2022	2021
Series A preferred stock	5,386,248	3,676,974
Series A-1 preferred stock	1,473,986	1,473,986
Class F stock	4,422,140	4,422,140
Options to purchase common stock	1,643,026	1,447,680
Warrants	2,823,493	1,833,090
Total potentially dilutive shares	15,748,893	12,853,870

As of December 31, 2022, there is an indeterminable number of dilutive shares under the Company’s SAFE.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of December 31, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016 -02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.     PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	December 31,
	2022	2021
Vehicle	$23,975	$-
Less: Accumulated depreciation	(4,295)	-
Property and equipment, net	$19,680	$-

Depreciation expense was $4,295 and $0 for the years ended December 31, 2022 and 2021, respectively.

5.     LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2022 and 2021:

	Outstanding Balance as of
	December 31,
Name	2022	2021
Piestro, Inc.	$-	$20,500
Vebu Labs, Inc.	-	321,556
Future VC, LLC	259,000	-
	$259,000	$342,056

During 2022 and 2021, the Company netted certain loan and interest receivables totaling $426,556 and $4,543,401, respectively, against related party accounts payables, related party notes payable and related accrued interest payable with the corresponding related party entities.

In 2021, the Company extended all maturities on outstanding loans to varying dates in 2022. All loans bear interest at 3% per annum. The Company’s outstanding loan with Future VC, LLC is due and demandable as of December 31, 2022. The loan balance due to Future VC, LLC as of December 31, 2022 remained outstanding as of the issuance date and therefore was included as contra equity in the balance sheet.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2021, the Company issued a loan for $40,000 to Piestro, Inc. and loans for $4,407,500 to Future Labs VII, Inc., which were offset as discussed above.

In 2022, the Company loaned an aggregate of $5,226,526 to related party entities, of which $4,883,026 was repaid.

During the years ended December 31, 2022 and 2021, the Company recognized interest income of $46,131 and $52,054, respectively. Accrued interest receivable outstanding as of December 31, 2022 and 2021 was $20,659 and $41,874, respectively.

6.     LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2022 and 2021:

	Outstanding Balance as of
	December 31,
Name	2022	2021
Future VC, LLC	$-	$315,607
	$-	$315,607

During 2022 and 2021, the Company netted certain loan and interest receivables against related party notes payable and related accrued interest payable totaling $15,500 and $851,964, respectively, with the corresponding related party entities.

During 2022, the Company received and paid loans with related parties amounting to $1,136,622 and $1,436,729, respectively.

During 2021, the Company received loans for $673,000 from Vebu Labs, Inc., which were offset as discussed above.

During the years ended December 31, 2022 and 2021, the Company incurred interest expense of $57,522 and $9,724, respectively. Accrued interest payable outstanding as of December 31, 2022 and 2021 was $0 and $17,651, respectively. All notes bore interest at 3% per annum.

7.     FUTURE EQUITY OBLIGATIONS

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) for an aggregate purchase amount of $73,050. The SAFE is subject to a valuation cap of $60,000,000.

If there is an equity financing of preferred stock before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred stock in the triggering offering; or (2) the number of shares of preferred stock derived from a $60,000,000 valuation of the Company's fully diluted capitalization.

If and upon a liquidity event, the SAFE holders are entitled to either repayment of the purchase amount or the amount that would be payable based on the number of shares of common stock as if the SAFE was converted to common stock at a price per share derived from a $60,000,000 valuation on the Company's fully diluted capitalization at the time of the liquidity event.

If and upon a dissolution event, the SAFE holders are entitled to repayment of the purchase amount.

With respect to the liquidation and dissolution events, the SAFE are senior to common stock, on par with preferred stock, and junior to debts.

8.     STOCKHOLDERS’ EQUITY (DEFICIT)

On July 27, 2022, the Company effected a 2-for-1 forward stock split of its issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In July 2022, The Company’s amended and restated certificate of incorporation increased the number of authorized shares of Preferred Stock from 5,000,000 shares to 8,000,000 shares, and the number of authorized shares of common stock from 10,000,000 shares to 30,000,000 shares. Of the 8,000,000 shares authorized for preferred stock, 2,830,278 shares are designated as Series A preferred stock, 750,000 shares are designated as Series A-1 preferred stock, and 4,419,722 shares of preferred stock were undesignated.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Holders of Series A preferred stock, Series A-1 preferred stock and Series A-2 preferred stock shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A preferred stock, Series A- 1 preferred stock and Series A-2 preferred stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A- 1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2022, the liquidation preference of Series A and Series A-1 Preferred Stock was $15,620,119 and $368,497, respectively. As of December 31, 2021, the liquidation preference of Series A and Series A-1 Preferred Stock was $10,663,226 and $368,497, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into two shares of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into two shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a liquidation preference of $0.50 per share and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F conversion ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A conversion price. The Series A Conversion price is (i) $2.90 per share in the case of the Series A Preferred Stock and (ii) $ 0.25 per share in the case of the Series A-1 Preferred Stock. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In 2022, the Company executed Regulation A offering of common stock in October 2022 for a maximum of 1,056,338 shares at $7.10 per share. As of December 31, 2022, the Company issued 29,709 shares of common stock from this offering for a total gross proceeds of $ 214,634, including a holdback of $10,452 which is recorded under subscription receivable in balance sheets. The Company incurred offering costs of $5,579 in 2022 related to this offering.

In 2022, the Company completed a Regulation A offering of Series A preferred stock executed in 2021. Under this offering, the Company issued an aggregate of 846,016 shares of Series A preferred stock in 2022, including 473 shares issued to StartEngine as broker compensation, for total gross proceeds of $5,023,481 or $5.80 per share. The Company incurred $285,627 in offering costs pertaining to this offering, including a holdback of $1,733 as of December 31, 2022 and included in subscription receivable in the balance sheets.

552,767 shares of Class F to be converted into 276,384 shares of series A-1 preferred stock as a result of the offering is to be effected in 4th quarter of 2023 upon approval of shareholders and amendment to certificate of incorporation to have sufficient unissued shares of series A-1 for such conversion.

In 2022, the Company issued 8,621 shares of Series A preferred stock from subscriptions for proceeds of $50,002.

The Company had accounted for and disclosed in its previously issued 2021 financial statements the issuance of 46,552 shares of Series A preferred stock and an associated $270,002 of sales and marketing expenses in its 2021 statement of operations. During preparation of its 2022 financial statements, the Company discovered that this issuance was instead superseding and replacing a 2020 issuance of 50,000 shares of Series A preferred stock, which was recorded in the Company’s 2020 financial statements. Therefore, the Company has revised its 2021 financial statements in these comparative 2022 and 2021 financial statements to correct such by removing this share issuance and associated non-cash expenses from the 2021 financial statements and replacing such with an adjustment to reduce the 2020 share issuance from 50,000 to 46,552 shares of Series A preferred stock in its 2021 activity. This is presented as a (3,448) adjustment in the number of shares in the 2021 statement of changes in stockholders’ equity (deficit) (see Note 3).

In 2021, the Company completed a Regulation A offering with StartEngine and initiated another Regulation A offering. Under these offerings, the Company issued an aggregate of 859,250 shares of Series A preferred stock for gross proceeds of $4,987,638, or $5.80 per share. The Company incurred $1,161,000 in offering costs pertaining to these offerings. The Company issued 16,873 shares to StartEngine as broker compensation. As of December 31, 2021, the Company had a subscription receivable of $113,448 pertaining to these offerings, which was charged to additional paid-in capital in 2022 as additional offering costs.

In 2021, the Company issued 15,517 shares of shares of Series A preferred stock for gross proceeds of $90,000.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

9.     STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 4,658,136 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2022, there were 3,015,110 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

		Weighted
		Average
	Options	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	1,312,280	$0.26	$13,507
Granted	135,400	0.27
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	1,447,680	$0.26	$35,222
Granted	210,456	0.29
Exercised	-	-
Forfeited	(15,110)	0.25
Outstanding as of December 31, 2022	1,643,026	$0.26	$34,693

Exercisable as of December 31, 2022	1,161,985	$0.26	$29,807
Exercisable as of December 31, 2021	870,859	$0.26	$24,858

The fair value of common stock for options granted during the years ended December 31, 2022 and 2021 was $0.18 and $0.29 per share, respectively. As of December 31, 2022, the weighted average duration to expiration of outstanding options was 6.88 years.

Stock-based compensation expense for stock options of $40,679 and $37,063 were recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $73,669 as of December 31, 2022, which will be recognized over a weighted average period of 2.28 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	2.85%	0.99% - 1.32%
Expected term (in years)	7.00	6.19
Expected volatility	60%	60%
Expected dividend yield	0%	0%
Fair value per stock option	$0.18	$0.17

Warrants

In October 2019, the Company granted 347,022 warrants with an exercise price of $0.25 per share to a consultant as consideration for services. The grant-date fair value was $0.07 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. In 2021, the second milestone had been achieved and stock-based compensation expense of $ 1,253 was recognized in 2021, and $3,759 was then recognized in 2022 as the warrants vested. As of December 31, 2022 and 2021, 192,790 and 134,953 warrants were exercisable, respectively. No additional milestones were achieved in 2022.

During 2022, the Company issued 4,310 warrants which vested immediately and recognized $ 73 of stock compensation expense in 2022. The warrants are exercisable for 2 years with exercise price of $0.29 per share.

Refer to Note 11 for warrants issued to a related party in settlement of accounts payable.

A summary of information related to warrants for the years ended December 31, 2022 and 2021 is as follows:

		Weighted
		Average	Intrinsic
	Warrants	Exercise Price	Value
Outstanding as of December 31, 2020	347,022	$0.25	$12,146
Granted	1,486,068	0.27
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	1,833,090	$0.27	$30,887
Granted	990,403	0.29
Forfeited
Outstanding as of December 31, 2022	2,823,493	$0.27	$30,887

Exercisable as of December 31, 2022	2,669,261	$0.28	$25,488
Exercisable as of December 31, 2021	1,686,088	$0.27	$25,741

As of December 31, 2022, the weighted average duration to expiration of outstanding warrants was 8.78 years.

Classification

Stock- based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2022	2021
General and administrative expenses	$27,966	$36,177
Research and development expenses	16,545	2,139
	$44,511	$38,316

10.  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $3,584,873 and $2,348,678, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$3,452,795	$2,191,795
Cash to accrual differences	132,078	156,883
Valuation allowance	(3,584,873)	(2,348,678)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $3,584,873 and $2,348,678 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $1,236,195 and $998,420 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.11%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $12,283,152 and $7,797,207, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

11.  RELATED PARTY TRANSACTIONS

Refer to Notes 5 and 6 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2022, the Company had accounts payable of $90,021 with Vebu Labs, Inc. and $400,000 with Wax, Inc. As of December 31, 2021, the Company had accounts payable of $467,764 with Vebu Labs, Inc. and $50,000 with Wax, Inc., respectively.

The Company entered into agreements with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred $ 6,881,599 of fees under these agreements, including $4,482,582 payable in cash and $2,399,017 for which the Company intends to satisfy through the issuance of warrants. During 2021, the Company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the Company intends to satisfy through the issuance of warrants. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark -up on materials costs. Total charges to the Company in excess of cost incurred by Vebu Labs, Inc. was $3,163,149 and $4,982,550 in 2022 and 2021, respectively, due to the markup on labor and material costs.

In 2022 and 2021, the Company issued 986,093 and 1,486,068 warrants to purchase common stock to Vebu Labs, Inc. pursuant to the agreement as noted above, respectively. The warrants have exercise prices of $0.27 - $0.29 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	3.01% - 4.06%	0.98% - 1.26%
Expected term (in years)	5 years	5 years
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%
Fair value per warrant	$0.155 - $0.0159	$0.15

The fair value of the warrants granted in 2022 and 2021 was $152,923 and $220,832, respectively, as determined by the Black-Scholes option pricing model. In 2022, The Company recorded accounts payable totaling $ 2,859,671 pertaining to the fair value of the services incurred, including an excess of $2,706,748 of the fair value of the warrants. Accordingly, $2,859,671 was recognized to additional paid- in capital as settlement of the related party accounts payable owed to Vebu Labs. In 2021, the Company recorded accounts payable totaling $4,309,597 pertaining to the fair value of the services incurred, including an excess of $4,088,765 of the fair value of the warrants. Accordingly, $4,309,597 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Vebu Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services and services related to its Regulation A offerings. During 2022 and 2021, the Company incurred fees from Wax Inc. amounting to $350,000 and $50,000, respectively, which were included in accounts payable, related party in amounts of $400,000 and $50,000 as of December 31, 2022 and 2021, respectively.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2022 and 2021:

	Year Ended
	December 31,
	2022	2021
Research and development	$5,502,283	$6,742,298
Sales and marketing	1,273,194	23,600
General and administrative	350,000	50,000
	$7,125,477	$6,815,898

12.  COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13.  SUBSEQUENT EVENTS

In 2023, the Company issued 394,516 shares of common stock for gross proceeds of $2,801,064 from a Regulation A offering of common stock.

During September 2023, 185,185 of options exercised for proceeds of $50,000.

During June 2023, 360,885 of options were forfeited upon the departure of the CEO.

In 2023, 424,378 of options expired following the departure of the CEO.

On March 12, 2024, the Board approved the Company’s fourth amended and restated certificate of incorporation to issue three classes of shares to be designated respectively Preferred Stock, Class F Stock and Common Stock. The total number of shares of Preferred Stock the Company shall have authority to issue is 8,000,000; the total number of shares of Class F Stock the Company shall have authority to issue is 1,700,000; and the total number of shares of Common Stock the Company shall have authority to issue is 30,000,000. Of the 8,000,000 shares authorized for Preferred Stock, 2,830,278 shares are hereby designated as Series A Preferred Stock, 2,948,063 shares are hereby designated as Series A-1 Preferred Stock, and 2,221,659 shares of preferred stock were undesignated.

On December 12, 2023, the Board has determined to ratify the issuance of the Series A-1 Preferred Stock to the holders of the Class F Stock in connection with the 2020 and 2021 conversion and to record the issuance and conversion in the Company’s stock ledger maintained in the software platform Carta.

On December 12, 2023, the Board appointed Logan Fahey as additional member to the Board to commence service upon obtaining the Series A consent.

On December 12, 2023, the Board approved the formation of a new wholly- owned subsidiary (“NewCo”) for purposes of attracting additional equity investment. The Company will pursue additional equity investment by selling shares of NewCo. In order to attract investors in NewCo, the Board has determined that it will need to transfer all or substantially all assets of the Company to NewCo (the “Asset Sale”) and the Board recommended the approval of the Asset Sale and the formation of NewCo to the stockholders of the Company to allow the Company to pursue equity investment in NewCo.

Management has evaluated subsequent events through February 14, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.